BLACK STALLION MANAGEMENT, INC.
                           7432 South Carling Circle
                           Salt Lake City, Utah 84121

                        COMMISSION FILE NUMBER 0-26755

                             DISCLOSURE STATEMENT

                                 PURSUANT TO
                             SECTION 14(f) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                            RULE 14(f)-1 THEREUNDER

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Introduction
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    This Disclosure Statement is being mailed on or about January 25, 2000 to holders of record on January 24, 2000 of the shares of Common Stock, par value $.001 per share (the "Common Stock"), of BLACK STALLION MANAGEMENT, INC., a Nevada corporation (the "Company"). It is being furnished in connection with a Reorganization and Stock Purchase Agreement (the "Purchase Agreement") between the Company and Digital Bridge, Inc. ("DBI") et al that will result in an exchange of common stock shares (the "Exchange"). Pursuant to the Exchange, the Board of Directors of the Company and DBI, also approved, by written consent, a change of the Company's directors.

     This document is being provided to all of our shareholders as notice of these actions. Under Rule 14(f)-1 of the Securities Exchange Act of 1934, these actions will only become effective ten (10) days after we deliver this disclosure document to all of our shareholders. We expect the effective date of these actions to be approximately February 4, 2000.

     The change of the Company's directors is also subject to and effective only after closing of the Exchange which is expected to occur on or about January 28, 1999.

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Background of Transaction and Change in Control.
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     On January 21, 2000, the Company which until now has been inactive, entered into the Purchase Agreement with DBI, Ken Kurtz who is a majority shareholder of the Company and DBI shareholders.

     Pursuant to the Purchase Agreement, at Closing, which is expected to occur on or about January 28, 2000, the Company shall acquire 100% of the issued and outstanding common stock from the shareholders of DBI in exchange for 20,000,000 shares of the Company's Common Stock. Upon Closing of the Exchange, there will be approximately 22,200,000 shares of the Company's Common Stock issued and outstanding and DBI shall become a wholly owned subsidiary of the Company. The Exchange will result in a change of control of the Company with the DBI shareholders owning approximately 91% of the total issued and outstanding Common Stock of the Company upon closing of the Exchange. Prior to the expected Exchange, Mr. Kurtz owned 2,000,000 of the Company's 2,200,000 Common Stock shares outstanding or approximately 91%. Immediately after the expected Exchange, Mr. Kurtz' 2,000,000 shares would represent approximately 9% of the Company's total issued and outstanding Common Stock.

     In connection with the Exchange, the Company plans to appoint Charles Bronitsky, Aaron Lang and Scott L. Kelly to the Company's Board of Directors. Immediately after such appointments, the Company's sole director, Kari Cunningham, shall resign.

     Also in connection with the Exchange, the Company plans to forward split its authorized and outstanding Common Stock. The forward stock split will be on a 1.25 for one basis, whereby every holder of record of the Company's Common Stock, as of January 31, 2000 (the Record Date), shall be entitled to, on February 3, 2000 (the Effective Date), .25 additional shares of the Company's Common Stock for each share of Common Stock held as of the Record Date and any fractional shares shall be rounded up to the nearest whole number. There shall be no change in par value of the Company's
Common Stock, which shall remain at $0.001.

     As a result, on the Effective Date, and after giving effect to the stock issuances pursuant to the Exchange, the Company shall have 27,750,000 post forward-split shares of its Common Stock issued and outstanding instead of 22,200,000 pre forward-split shares. Correspondingly, the Company shall have 31,250,000 post forward-split shares of its Common Stock authorized instead of 25,000,000 pre forward-split shares.

     Ken Kurtz, who owns approximately two million shares of the Company's Common Stock and is the Company's majority stockholder prior to the Exchange, has agreed to a lockup/leakout arrangement of approximately 750,000 Common Stock shares owned by him that would eventually become free trading after the Exchange. According to the agreement, Mr. Kurtz is allowed to sell no more than 105,000 shares per month into the open market.

     Closing of the Exchange is subject to, among other things, the exchange of shares; filing of an amendment to the Company's articles of incorporation with the Secretary of State of Nevada reflecting the forward split; filing of information prescribed under Rule 14(f)-1 with the Securities and Exchange Commission indicating the Company's change of Board of Directors and delivery of the information to the Company's shareholders; delivery of financial statements by the Company and DBI to each other; and delivery by the Company and DBI of opinions to each other from counsel with respect to, among other things, each company's authority to execute and carry out the terms of the Purchase Agreement, representations about liabilities of each company and representations about the adequacy and completeness of filings made by each of the companies. Closing is expected to occur on or about January 28, 2000.

     While a specific agreement has not been entered into at the time of the preparation of this information, Mr. Kurtz also anticipates the post-closing sale of a substantial portion of his shares in private transactions. The Exchange has a provision that allows for the Company or DBI at their option to unwind the Exchange in the event these private transactions do not take place. As a result, there is a chance that the Exchange could be rescinded, thereby increasing the risk of loss to any potential purchaser of the Company's Common Stock.

     DBI is a Nevada corporation engaged in the business of providing e-commerce solutions to businesses offering products and services over the Internet. Additional information about DBI will be provided on Form 8-k or in the Company's periodic report for the quarter ending December 31, 1999 which is expected to be filed on or about February 15, 2000.

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Principal Stockholders.
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                                                                         -2-

     As of January 24, 2000 there were 2,200,000 shares of the Company's Common Stock issued and outstanding.

    The following table sets forth as of January 24, 2000 certain information with respect to all persons or groups known by the Company to be record or beneficial owners of more than 5% of the Company's outstanding Common Stock, each Director and all Directors and Officers as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

    Name and                       No. of                    Percentage
    Address                    Shares Owned(1)              Ownership(1)
________________               _______________              ____________
Ken W. Kurtz                      2,000,000                    91.00%
2133 E. 9400 S., Suite 151
Sandy, Utah 84093
 Shareholder

Larry Beck                          176,900                     8.00%
1273 West Glengyle Court
Murray, Utah, 84123
 Shareholder

Kari Cunningham
7432 South Carling Circle
Salt Lake City, Utah 84121
 President, Secretary
 Treasurer and Director              - 0 -                      0.00%


All Officers and                     - 0 -                      0.00%
 Directors, as a group

    On January 21, 2000, the Company entered into a Purchase Agreement with DBI, Ken Kurtz who is a majority shareholder of the Company, and DBI shareholders.

     Pursuant to the Purchase Agreement, at Closing, which is expected to occur on or about January 28, 2000, the Company shall acquire 100% of the issued and outstanding common stock from the shareholders of DBI in exchange for 20,000,000 shares of the Company's Common Stock. Upon Closing, there will be approximately 22,200,000 shares of the Company's Common Stock issued and outstanding and DBI shall become a wholly owned subsidiary of the Company.

    The following table sets forth certain information with respect to all persons or groups known by the Company who we expect upon Closing of the Exchange, would be the record or beneficial owners of more than 5% of the Company's outstanding Common Stock, each Post-Exchange director and executive officer of the Company and all Post-Exchange Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                   Shares of
                                                  Common Stock
                                                to be owned upon   Approximate
    Name and                     Offices        consummation of     Percent
    Address                     To be Held          Exchange         of class
___________________            _____________    _________________  ___________
Ken W. Kurtz                       None             2,000,000         9.00%
2133 E. 9400 S., Suite 151

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
Sandy, Utah 84093
 Shareholder

M & A WEST, INC. (1)               None            10,000,000        45.45%
583 San Mateo Ave
San Bruno CA 94066

Charles Bronitsky               President/          5,000,000        22.72%
1860 El Camino Real #100        Director
Burlingame CA 94010

Aaron  Lang                     Vice-President/     5,000,000        22.72%
1860 El Camino Real #100        Secretary/
Burlingame CA 94010             Treasurer/ Director

(1) Scott Kelly who will serve on the Company's Board of Directors Post-Exchange, is also CEO and Director of M & A WEST, Inc.

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Legal Proceedings.
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    There are no legal proceedings to which any current or expected Post-
Exchange director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

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Directors and Executive Officers and Related Transactions.
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    If the Exchange is consummated, the Company's current Officers and
Directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

Name                               Age                Position
_______________________            ___                ________________________

Charles Bronitsky                  42                 President/CEO/Director

Aaron Lang                         25                 Vice-President/
                                                      Secretary/Treasurer/
                                                      COO/Director

Scott L. Kelly                     35                 Director

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Biographies
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Charles Bronitsky - President and Chief Executive Officer - Mr. Bronitsky, who
possesses over twenty years of experience in the management and operation of various small business enterprises, has also been deeply involved in computer and technology related activities since the early 1980's. Mr. Bronitsky is a graduate of the University of California at Berkeley and holds a J.D. from Boalt Hall School of Law. He has significant experience in the analysis of structuring and restructuring of a variety of business organizations. He also has hands on experience in software development, database development, web site development, computer networking, and technology licensing.

Aaron Lang - Executive Vice President and Chief Operating Officer - Mr. Lang's primary role is to oversee product assessment and project management as well as acting as the primary liaison between clients and operations. Mr. Lang, who started his career in financial public relations, has a very strong understanding of Digital Bridge's target market, that being small and micro capitalization companies. In 1998, he was one of the founders of Internet Marketing Associates, which provided Internet market exposure to small public and private companies. In addition to building and managing a staff of independent web designers across the country, he developed dozens of corporate Internet campaigns for start-up businesses.

Scott L. Kelly - Director - has served as CEO and a Director of M & A West, Incorporated from 1996 to the present. He received a Bachelor's Degree in Business Administration from Adelphi University, Garden City, New York, in 1986, a Master's Degree in Business Administration from San Francisco State University, in 1992, and a Certified Financial Planner Degree from the College of Financial Planning, Denver, Colorado, in 1990. He is the Director of the Boys and Girls Club Foundation and appears in "Who's Who" in the California Directory. Mr. Kelly has served as a manager of several brokerage firms and has trained over 50 stock brokers and conducted more than 300 seminars on various financial subjects in the United States, Russia, India, South America and Europe. From 1988 to 1989, he was a financial planner with American Express Financial Services, from 1989 to 1996 he was Senior Vice-President of Interfirst Capital, and in 1996 he was Senior Vice-President of Waldron & Company.

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Compensation.
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    For the fiscal year ended December 31, 1999, no Officer or Director of DBI received remuneration in excess of $100,000. Charles Bronitsky, DBI's Chief Executive Officer, received a salary of $64,000 for the period May 1, 1999 through December 31, 1999.

    In March 1999, Kari Cunningham received a $500 bonus for serving as the Company's president and director since July 1996, and for agreeing to continue to serve as a director and the president of the Company until closing of its acquisition with DBI. No other compensation of any kind has been paid by the Company to its Officers or Directors since the Company's inception on July 10, 1996.

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Section 16(a) Beneficial Ownership Reporting Compliance
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    None of the Company's directors have ever owned shares of the Company's
Common Stock.

    Based solely upon the Company's review of Forms 3, 4 and 5 and amendments thereto furnished to the registrant under Rule 16a-3(a) during the fiscal year preceding the filing of this 14(f), the Company is not aware of any other person who was a director, officer, or beneficial owner of more than ten percent of the Company's Common Stock and who failed to file reports required by Section 16(a) of the Securities Exchange Act of 1934 in a timely manner.

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
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Certain Relationships and Related Transactions
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     Park Street Investments, Inc., a Utah corporation ("Park Street"), is wholly owned and managed by Ken Kurtz. Park Street loaned the Company $5,500 pursuant to an April 1, 1999 Promissory Note.

     Prior to the expected Exchange, Mr. Kurtz owned 2,000,000 of the Company's 2,200,000 shares of Common Stock issued and outstanding or approximately 91%. Immediately after the expected Exchange, Mr. Kurtz' 2,000,000 shares would represent approximately 9% of the Company's total issued and outstanding Common Stock.

     Mr. Kurtz, who owns approximately two million shares of the Company's Common Stock and is the Company's majority stockholder prior to the Exchange, has agreed to a lockup/leakout arrangement of approximately 750,000 Common Stock shares owned by him that would eventually become free trading after the Exchange. According to the agreement, Mr. Kurtz is allowed to sell no more than 105,000 shares per month into the open market.

     While a specific agreement has not been entered into at the time of preparation of this information, Mr. Kurtz also anticipates the post-closing sale of a substantial portion of his shares in private transactions. The Exchange has a provision that allows for the Company or DBI at their option to unwind the Exchange in the event these private transactions do not take place. As a result, there is a chance that the Exchange could be rescinded, thereby increasing the risk of loss to any potential purchaser of the Company's stock.

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Standing Audit, Nominating and Compensation Committees.
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    The Board of Directors has no standing audit, nominating or compensation committees or committees performing similar functions.

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Information Relating to Board of Directors Meetings.
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    The Company presently has only one Director.  No meetings were held by the
Board of Directors during the latest fiscal year.


Dated:      January 25, 2000
                                          BLACK STALLION MANAGEMENT, INC.

                                            /s/ Kari Cunningham
                                          -----------------------------------
                                          Kari Cunningham, President

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